Enterprise 4.0 Technology Acquisition Corp.

630 Ramona St.

Palo Alto, CA 94301

VIA EDGAR

December 2, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Howard Efron; Wilson Lee

Re:	Enterprise 4.0 Technology Acquisition Corp.

Form 10-K for the Year Ended December 31, 2021

Filed February 28, 2022

File No. 001-40918

Dear Mr. Howard and Mr. Lee:

Enterprise 4.0 Technology Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 18, 2022, regarding the Form 10-K for the Year Ended December 31, 2021, submitted to the Commission on February 28, 2022. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2021

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment company in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the requested disclosure was included on page 18 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the SEC on November 7, 2022 (the “Report”). The Company plans to include a risk factor substantially in the form of the risk factor disclosed in the Report in its future filings with the Commission as appropriate.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Eric Benhamou
Name: Eric Benhamou Title: Chief Executive Officer

cc: Lijia Sanchez